JMP Securities LLC

600 Montgomery Street, Suite 1100

San Francisco, California 94111

April 3, 2019

Via EDGAR transmission and Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Bednarowski

Re:	PLx Pharma Inc. (the “Company”) File No. 333-230478 Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), JMP Securities LLC, as placement agent in connection with the transactions contemplated by the equity distribution agreement prospectus included as part of the above-reference Registration Statement and by the Equity Distribution Agreement dated March 25, 2019 between the Company and JMP Securities LLC, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Thursday, April 4, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the equity distribution agreement prospectus as appears to be reasonable to secure adequate distribution of the equity distribution agreement prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,
JMP Securities LLC

By	/s/ David Kellman
(Authorized Signatory)